Exhibit 3.1

ARTICLES OF MERGER

OF

NAUTILUS, INC.

AND

THE NAUTILUS GROUP, INC.

To the Secretary of State

State of Washington

Pursuant to the provisions of RCW 23B.11.050, the following Articles of Merger are executed for the purpose of merging Nautilus, Inc., a Washington corporation (“Subsidiary”), with and into The Nautilus Group, Inc., a Washington corporation (“Parent”).

1. The Plan of Merger for merging Subsidiary with and into Parent as approved by the Board of Directors of Parent is attached hereto as Exhibit A.

2. Approval by the shareholders of Subsidiary or Parent was not required pursuant to RCW 23B.11.040.

3. The effective date and time of this filing and the merger herein provided for shall be 12:01 a.m. on March 14, 2005.

Dated this 15th day of February, 2005.

THE NAUTILUS GROUP, INC.

By:	/s/ Greggory Hammann
Name:	Greggory Hammann
Its:	CEO

Exhibit A

PLAN OF MERGER

OF

THE NAUTILUS GROUP, INC.

AND

NAUTILUS, INC.

Pursuant to Section 23B.11.040 of the Revised Code of Washington and this Plan of Merger, Nautilus, Inc., a Washington corporation (hereinafter referred to as the “merging corporation” or “Subsidiary”) will merge with and into The Nautilus Group, Inc., a Washington corporation (hereinafter referred to as the “surviving corporation” or “Parent”), such that Parent is the surviving corporation, on terms and conditions as follows:

1. Merger. The corporations shall be merged into a single corporation by the merging corporation merging with and into the surviving corporation, which corporation shall survive the merger pursuant to the provisions of RCW 23B.11.040, et seq. Upon such merger, the separate corporate existence of the merging corporation shall cease and the surviving corporation shall become the owner, without other transfer, of all the rights and property of the merging corporation, and the surviving corporation shall become subject to all the debts and liabilities of the merging corporation in the same manner as if the surviving corporation had itself incurred them.

2. Corporate Name. The name of the surviving corporation shall be Nautilus, Inc.

3. Articles of Incorporation. Other than the name change contemplated in paragraph 2 above, the Articles of Incorporation of Parent, in effect at the Effective Time, shall remain the Articles of Incorporation of the surviving corporation.

4. Bylaws. The Bylaws of Parent, in effect at the Effective Time, shall remain the Bylaws of the surviving corporation.

5. Directors and Officers. The directors and officers of Parent, in office at the Effective Time, shall, at the Effective Time of the merger, remain the directors and officers of the surviving corporation and shall hold such offices in accordance with and subject to the applicable provisions of the Articles of Incorporation and Bylaws of the surviving corporation, and applicable law.

6. Conversion of Shares. Each issued share of stock of Subsidiary shall, upon the Effective Time, be canceled and no stock in the surviving corporation shall be issued. The shares of stock of Parent shall not be converted, but each said share which is issued as of the Effective Time shall continue to represent one issued share of stock of the surviving corporation.

7. Effective Time. The effective date and time of the merger shall be 12:01 a.m. on March 14, 2005 (the “Effective Time”).

8. Abandonment. The Board of Directors of the surviving corporation may, in its discretion, abandon this merger, at any time prior to the filing date of the Articles of Merger with the Secretary of State.